EXHIBIT 99.10

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2022, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statements on Form F-10 (Registration No. 333-249939) and Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statements”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of (i) the mineral reserve estimates for the Ying and Gaocheng property and (ii) the following reports:

Technical Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective July 31, 2020; and

Technical Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective March 31, 2021 in the 40-F, the AIF, the MD&A and the Registration Statements.

/s/ Herbert Smith
Herbert Smith, P.Eng.
And on behalf of AMC Mining Consultants (Canada) Ltd.
June 22, 2022